RUSKIN MOSCOU FALTISCHEK, P.C.
East Tower, 15th Floor
1425 RXR Plaza
Uniondale, New York 11556

Writer’s Direct Dial: (516) 663-6514
Writer’s Direct Fax: (516) 663-6714
Writer’s E-Mail: rsatin@rmfpc.com

July 22, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: James Allegretto, Senior Assistant Chief Accountant

Re:  PSI Corporation (the “Company”)
Preliminary Information Statement on Schedule 14C
File No. 000-20317
Filed on May 16, 2011

Ladies and Gentlemen:

On behalf of the Company, after reviewing the comments of the Staff in their letter dated July 14, 2011 addressed to Mr. Eric L. Kash, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Preliminary Information Statement on Schedule 14C (the “Information Statement”), it has been determined that in lieu of amending the Information Statement, the Company will contemporaneously herewith file a Proxy Statement. The purpose of the Proxy Statement is to solicit consents to take action without a meeting. The consent solicitation materials will be sent to certain holders of the Company in connection with the solicitation of consents by its Board of Directors.

On behalf of the Company, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours, /s// Richard G. Satin RICHARD G. SATIN For the Firm

RGS:kad

cc: Brigitte Lippmann
      Angie Kim